Exhibit 99.1

Lufax Announces Results of Annual General Meeting

SHANGHAI, May 30, 2024 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced the results of its annual general meeting of shareholders held in Shanghai on May 30, 2024.

At the meeting, the shareholders of Lufax approved, ratified and/or confirmed the following resolutions:

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the directors and auditor thereon.

2.	To declare and approve payment of a special dividend of US$1.21 per ordinary share or US$2.42 per ADS out of the share premium account under reserves of the Company.

3.	(a) To re-elect Mr. Yong Suk CHO as an executive director.

(b) To re-elect Mr. Yonglin XIE as a non-executive director.

(c) To re-elect Mr. Weidong LI as an independent non-executive director.

(d) To authorize the board of directors to fix the remuneration of the directors.

4.

To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board of directors to fix their remuneration for the year ending December 31, 2024.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc